Exhibit 99.1

Pernod Ricard is pleased to announce that

it is retaining its Montana New Zealand wines

Press Release - Paris, 19 October 2005 -

Pernod Ricard is pleased to announce that it is retaining its Montana New Zealand wine operations following Diageo’s decision not to exercise its purchase option.  This option had been signed within the framework of an exclusive agreement concluded with Diageo plc in relation to the acquisition of Allied Domecq.

With its high growth range of Montana wines, Pernod Ricard has become the leader in New Zealand wines sold mainly in the United States, the United Kingdom, Australia and New Zealand.

Already established in Australia (Jacob’s Creek), Argentina (Etchart, Graffigna), South Africa (Long Mountain) and Spain (Bodegas y Bebidas) … Pernod Ricard is now the world’s N° 3 branded wines operator with annual sales of 23 million cases* and thus extends its portfolio of New World wines.

* Source: IWRS, 2004

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE
290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943